                                                                    EXHIBIT 20.2


                   [LOGO OF ZYDECO ENERGY, INC. APPEARS HERE]

                              THIRD QUARTER REPORT

                               SEPTEMBER 30, 1997

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
ZYDECO ENERGY, INC.
(UNAUDITED AND IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                        THREE MONTHS       NINE MONTHS
                                       ENDED SEPTEMBER   ENDED SEPTEMBER
                                             30,               30,
                                       ----------------  ----------------
                                        1997     1996     1997     1996
                                       -------  -------  -------  -------
Operating Revenues                     $   438  $   461  $ 1,069  $ 1,066
Operating Costs and Expenses            (2,478)  (1,404)  (5,473)  (2,745)
Interest Income, net                        83       48      180      192
                                       -------  -------  -------  -------
Net Loss                               $(1,957) $  (895) $(4,224) $(1,487)
                                       =======  =======  =======  =======
Per Equivalent Share                   $  (.24) $  (.14) $  (.59) $  (.25)
                                       =======  =======  =======  =======
Average Outstanding Equivalent Shares    8,171    6,472    7,123    6,027
                                       =======  =======  =======  =======

CONDENSED CONSOLIDATED BALANCE SHEETS
ZYDECO ENERGY, INC.
(IN THOUSANDS)

                                     SEPTEMBER 30, DECEMBER 31,
                                         1997          1996
                                     ------------- ------------
                                      (Unaudited)
Current Assets                         $ 16,878      $ 8,232
Oil and Gas Properties, net                 339          533
Equipment and Software, net                 807          839
Other Assets                                871          308
                                       --------      -------
   Total Assets                        $ 18,895      $ 9,912
                                       ========      =======
Current Liabilities                    $  2,160      $ 3,572
Shareholders' Equity                     16,735        6,340
                                       --------      -------
   Total Liabilities and Equity        $ 18,895      $ 9,912
                                       ========      =======

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
ZYDECO ENERGY, INC.
(UNAUDITED AND IN THOUSANDS)

                                         NINE MONTHS ENDED
                                           SEPTEMBER 30,
                                     --------------------------
                                         1997          1996
                                     ------------- ------------
Cash Flows:
 Operating Activities                  $    (24)     $  (692)
 Investing Activities                    (6,625)       6,862
 Financing Activities                    13,943         (334)
                                       --------      -------
Increase (Decrease) in Cash            $  7,294      $ 5,836
                                       ========      =======
Cash and Equivalents, End of Period    $ 14,201      $ 6,353
                                       ========      =======

DEAR SHAREHOLDERS AND FRIENDS,

Several important events occurred during our third quarter ending September 30, 1997:

  . July 1--Acquired Wavefield Image, Inc. including ownership of a pending patent, "Sampling and Reconstruction of Propagating
      Wavefields".

  . July 6--Completed the field recording of seismic data for the West Cameron Seismic Project.

  . August 13--Completed quick look standard processing of the seismic data for the West Cameron Seismic Project.

  . August 21--Completed an offering of 3,680,000 shares of common stock providing the Company proceeds of $14,060,062.

  .   September 15--Commenced installation of the new Hewlett
      Packard/Convex SPP2000, a 32 processor supercomputer.

The Company realized a significant cost savings in the field recording of seismic data in West Cameron by the utilization of the technology described in the pending patent, "Sampling and Reconstruction of Propagating Wavefields" by Dr. Norman Neidell. After processing the data acquired at West Cameron in the fall of 1996, the Company concluded that the resolution and imaging of the data was better than that obtained by using standard techniques. Upon acquiring Wavefield Image, Inc., the owner of the patent, Dr. Neidell joined the Company as Vice President, Innovations. Two of Dr. Neidell's experienced associates also joined the Company providing us with stratigraphic interpretation abilities, which we believe will be invaluable for the West Cameron Seismic Project. The Company intends to further advance and exploit Dr. Neidell's technology.

Although the Company began initial interpretation of the seismic data as it became available, the conclusive interpretation is awaiting the completion of processing using Dr. Neidell's technology. This processing began in October when the new computer from Hewlett Packard was installed and will continue through January 1998. The data quality is excellent and numerous potential prospects are being evaluated. We intend to further process and interpret the individual potential prospects before leasing or drilling. We expect to commence leasing activities in the first quarter of 1998 and to begin drilling by mid-summer.

On November 5, 1997, Mr. W. Kyle Willis resigned as Vice President, Treasurer, Secretary, and Chief Financial Officer of the Company in order to join an oilfield equipment and services company. Mr. Stephen P. Jacobs was elected Chief Accounting Officer and Secretary of the Company. Mr. Willis will continue to assist the Company in financial and reporting matters as a consultant.

Our financial position is strong as we continue to evaluate and develop our West Cameron Seismic Project. Next year should be an exciting one for our company.

                                  Sincerely,

                                  /s/ EDWARD R. PRINCE, JR.

                                  Edward R. Prince, Jr.
                                  Vice Chairman

November 20, 1997

-------------------------------------------------------------------------------

                       DIRECTORS AND EXECUTIVE OFFICERS

Sam B. Myers, Jr.          Chairman of the Board and Chief Executive Officer
Edward R. Prince, Jr.      Vice Chairman
John O. Smith              President, Chief Operating Officer, and Director
Norman S. Neidell          Vice President
John W. McTigue, Jr.       Vice President
Stephen P. Jacobs          Chief Accounting Officer
Charles E. Bradley, Sr.    Director
Harry C. Johnson           Director
Philip A. Tuttle           Director

ZYDECO ENERGY, INC. is an independent oil and gas exploration company engaged in acquiring leases, drilling and producing reserves utilizing focused geologic concepts and advanced 3D seismic and computer-aided exploration
(CAEX) technology, including enhanced structural and stratigraphic depth imaging and attribute analysis. Zydeco's efforts are focused primarily in the Louisiana Transition Zone and in the Timbalier Trench.

Zydeco Energy, Inc.
1710 Two Allen Center
1200 Smith Street
Houston, Texas 77002